Exhibit 99.1

Niu Technologies Announces Fourth Quarter and Full Year 2021 Financial Results

-- Fourth Quarter Total Volume of e-scooter sales up 58.3% year over year

-- Fourth Quarter Revenues of RMB 986.1 million, up 46.7% year over year

-- Fourth Quarter Net Income of RMB 47.6 million, compared with RMB 58.2 million in the same period of last year

-- Full Year Total volume of e-scooter sales up 72.5% year over year

-- Full Year Revenues of RMB 3,704.5 million, up 51.6% year over year

-- Full Year Net income of RMB 225.8 million, compared with net income of RMB 168.7 million in 2020

BEIJING, China, March 7, 2022 – Niu Technologies (“NIU”, or “the Company”) (NASDAQ: NIU), the world’s leading provider of smart urban mobility solutions, today announced its financial results for the fourth quarter and full year ended December 31, 2021.

Fourth Quarter 2021 Financial Highlights

●	Revenues were RMB 986.1 million, an increase of 46.7% year over year

●	Gross margin was 22.6%, compared with 25.2% in the fourth quarter of last year

●	Net income was RMB 47.6 million, a decrease of 18.1% compared with RMB 58.2 million in the fourth quarter of last year

●	Adjusted net income (non-GAAP)[1] was RMB 60.2 million, a decrease of 12.2% compared with RMB 68.6 million in the fourth quarter of last year

Fourth Quarter 2021 Operating Highlights

●	The number of e-scooters sold reached 238,188, up 58.3% year over year

●	The number of e-scooters sold in China reached 205,239, up 49.2% year over year

●	The number of e-scooters sold in the international markets was 32,949, up 155.8% year over year

●	The number of franchised stores in China was 3,108 as of December 31, 2021, an increase of 422 from September 30, 2021

●	International sales network expanded to 42 distributors covering 50 countries

Dr. Yan Li, Chief Executive Officer of the Company, commented: “We are very pleased to see another quarter of outstanding performance with 49.2% and 155.8% increase in domestic and international sales volume, respectively, amid weaker economic conditions. We further expanded our retail sales network in China and opened 422 stores during the fourth quarter. We expect our sales volume and market penetration rate will continue to increase in 2022 as we execute on growth strategy and further diversify our product offerings and expand our sales network.”

1 Adjusted net income (non-GAAP) is defined as net income excluding share-based compensation expense

Dr. Li continued, “In Q4, we successfully delivered 14,916 units of kick-scooters in the international markets. Furthermore, we debuted five exciting new products at EICMA 2021 in Milan for the global markets, including our most powerful 125cc electric moped, the MQiGT-EVO, our first 150cc hybrid moped, the YQi, our e-bike BQi and two additional KQi series kick scooters. The launch of these new products demonstrated our continued commitment in global sustainable micro-mobility markets. We believe our diversified product portfolio and omnichannel retail network position us favorably for 2022 and beyond.”

Fourth Quarter 2021 Financial Results

Revenues were RMB 986.1 million, an increase of 46.7% year over year, due to 58.3% higher sales volume, partially offset by decreased revenues per e-scooter of 7.3%. The following table shows the revenues breakdown and revenues per e-scooter in the periods presented:

Revenues (in RMB million)	2021 Q4	2020 Q4	% change YoY
E-scooter sales from China market	682.7	461.7	+47.9%
E-scooter sales from international markets	189.4	115.6	+63.8%
E-scooter sales, sub-total	872.1	577.3	+51.1%
Accessories, spare parts and services	114.0	94.7	+20.4%
Total	986.1	672.0	+46.7%

Revenues per e-scooter (in RMB)	2021 Q4	2020 Q4	% change YoY
E-scooter sales from China market[2]	3,326	3,355	-0.9%
E-scooter sales from international markets[2]	5,749	8,979	-36.0%
E-scooter sales	3,661	3,837	-4.6%
Accessories, spare parts and services[3]	479	629	-23.8%
Revenues per e-scooter	4,140	4,466	-7.3%

▪	E-scooter sales revenues from China market were RMB 682.7 million, an increase of 47.9%, and represented 78.3% of total e-scooter revenues. The increase was mainly driven by retail network expansion and new product launches in China.

▪	E-scooter sales revenues from international markets were RMB 189.4 million, an increase of 63.8%, and represented 21.7% of total e-scooter revenues. The increase was mainly due to the launch of our new e-motorcycles and sales of kick-scooter in overseas markets.

▪	Accessories, spare parts sales and services revenues were RMB 114.0 million, an increase of 20.4% and represented 11.6% of total revenues. The increase was mainly driven by higher battery pack sales from overseas shared mobility operators.

▪	The decrease of revenues per e-scooter was mainly due to sales of kick-scooters which has a lower average sales price compared with that of other e-scooters.

2 Revenues per e-scooter on e-scooter sales from China or international markets is defined as e-scooter sales revenues from China or international markets divided by the number of e-scooters sold in China or international market in a specific period

3 Revenues per e-scooter on accessories, spare parts and services is defined as accessories, spare parts and services revenues divided by the total number of e-scooters sold in a specific period

Cost of revenues was RMB 763.6 million, an increase of 51.8% year over year, mainly due to higher e-scooter sales volume. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, was RMB 3,206, down 4.1% from RMB 3,343 in the fourth quarter 2020, mainly due to sales of kick-scooters which has a lower average cost compared with that of other e-scooters.

Gross margin was 22.6%, compared with 25.2% in the same period of 2020. The decrease was mainly due to higher raw material cost and different product mix.

Operating expenses were RMB 188.5 million, an increase of 57.1% from the same period of 2020. Operating expenses as a percentage of revenues was 19.1%, compared with 17.8% in the fourth quarter of 2020.

▪	Selling and marketing expenses were RMB 99.8 million (including RMB 4.0 million of share-based compensation), an increase of 65.9% from RMB 60.1 million in the fourth quarter of 2020. The increase was mainly due to the increase in advertising and promotion expense of RMB 17.3 million, the increase in depreciation and amortization expense of RMB 13.2 million as a result of opening new franchised stores, and the increase in staff cost of RMB 9.7 million. Selling and marketing expenses as a percentage of revenues was 10.1% compared with 9.0% in the fourth quarter of 2020.

▪	Research and development expenses were RMB 45.0 million (including RMB 4.6 million of share-based compensation), an increase of 51.5% from RMB 29.7 million in the fourth quarter of 2020, mainly due to the increase of professional fee for system development of RMB 7.5 million, the increase in staff cost of RMB 6.4 million, and the increase in share-based compensation expenses of RMB 1.7 million. Research and development expenses as a percentage of revenues was 4.6%, compared with 4.4% in the fourth quarter of 2020.

▪	General and administrative expenses were RMB 43.7 million (including RMB 3.7 million of share-based compensation), an increase of 45.2% from RMB 30.1 million in the fourth quarter of 2020, mainly due to the increase in financial service fee of RMB 9.7 million, the increase in staff cost of RMB 5.0 million and the increase in provision for credit losses of RMB 0.9 million, partially offset by the decrease in rental expenses of RMB 1.8 million. General and administrative expenses as a percentage of revenues was 4.4%, compared with 4.5% in the fourth quarter of 2020.

Operating expenses excluding share-based compensation were RMB 176.2 million, increased by 60.6% year over year, and represented 17.9% of revenues, compared with 16.3% in the fourth quarter of 2020.

▪	Selling and marketing expenses excluding share-based compensation were RMB 95.8 million, an increase of 66.7% year over year, and represented 9.7% of revenues, compared with 8.6% in the fourth quarter of 2020.

▪	Research and development expenses excluding share-based compensation were RMB 40.4 million, an increase of 50.5% year over year, and represented 4.1% of revenues, compared with 4.0% in the fourth quarter of 2020.

▪	General and administrative expenses excluding share-based compensation were RMB 40.0 million, an increase of 57.5% year over year, and represented 4.1% of revenues, compared with 3.8% in the fourth quarter of 2020.

Government grants were RMB 16.3 million, increased by RMB 3.0 million from the same period of 2020.

Share-based compensation was RMB 12.5 million, compared with RMB 10.4 million in the same period of 2020.

Income tax expense was RMB 9.3 million, compared with RMB 13.6 million in the same period of 2020.

Net income was RMB 47.6 million, compared with RMB 58.2 million in the fourth quarter of 2020. The net income margin was 4.8%, compared with 8.7% in the same period of 2020.

Adjusted net income (non-GAAP) was RMB 60.2 million, compared with RMB 68.6 million in the fourth quarter of 2020. The adjusted net income margin4 was 6.1%, compared with 10.2% in the same period of 2020.

Basic and diluted net income per ADS were RMB 0.62 (US$ 0.10) and RMB 0.60 (US$ 0.09), respectively.

Full Year 2021 Financial Results

Revenues were RMB 3,704.5 million, an increase of 51.6% year over year, mainly driven by 72.5% increases in e-scooter sales volume. E-scooter sales revenues from China market represented 89.9% of our total revenues from e-scooter sales, and e-scooter sales revenues from overseas markets represented 10.1% of our total revenues from e-scooter sales. The following table shows the revenues breakdown and revenues per e-scooter in the periods presented:

Revenues (in RMB million)	2021 Full Year	2020 Full Year	% change YoY
E-scooter sales from China market	2,923.9	1,857.3	+57.4%
E-scooter sales from international markets	329.1	286.0	+15.1%
E-scooter sales, sub-total	3,253.0	2,143.3	+51.8%
Accessories, spare parts and services	451.5	301.0	+50.0%
Total	3,704.5	2,444.3	+51.6%

Revenues per e-scooter (in RMB)	2021 Full Year	2020 Full Year	% change YoY
E-scooter sales from China market[2]	2,959	3,246	-8.8%
E-scooter sales from international markets[2]	6,597	9,694	-31.9%
E-scooter sales	3,134	3,562	-12.0%
Accessories, spare parts and services[3]	435	500	-13.0%
Revenues per e-scooter	3,569	4,062	-12.1%

Cost of revenues were RMB 2,891.8 million, an increase of 53.4% year over year, mainly driven by higher e-scooter sales volume. The cost per e-scooter, defined as cost of revenues divided by the number of e-scooters sold in a specified period, was RMB 2,786, down 11.1% from RMB 3,133 in 2020.

Gross margin was 21.9%, decreased from 22.9% in 2020, mainly due to higher raw material cost and change in product mix as a result of the launch of various new products.

4 Adjusted net income margin is defined as adjusted net income (non-GAAP) as a percentage of the revenues

Operating expenses were RMB 609.0 million, an increase of 48.2% from RMB 411.0 million in 2020. Operating expenses as a percentage of revenues was 16.4%, compared with 16.8% in 2020.

Operating expenses excluding share-based compensation were RMB 562.7 million, an increase of 51.3% year over year, and represented 15.2% of revenues, compared with 15.2% in 2020.

Government grants were RMB 48.7 million, increased by 26.3 million compared with the year of 2020.

Share-based compensation was RMB 47.2 million, an increase of RMB 7.6 million from RMB 39.6 million in 2020.

Income tax expense was RMB 47.0 million, an increase of RMB 25.9 million from the RMB 21.1 million in 2020.

Net income was RMB 225.8 million, an increase of RMB 57.1 million from a net income of RMB 168.7 million in 2020. The net income margin was 6.1%, compared with 6.9% in 2020.

Adjusted net income (non-GAAP) was RMB 273.0 million, compared with an adjusted net income of RMB 208.3 million in 2020. The adjusted net income margin4 was 7.4% in 2021, compared with an adjusted net income margin of 8.5% in 2020.

Basic and diluted net income per ADS were RMB 2.94 (US$ 0.46) and RMB 2.81 (US$ 0.44) respectively.

Balance Sheet

As of December 31, 2021, the Company had cash, term deposits and short-term investments of RMB 1,113.6 million in aggregate. The Company had restricted cash of RMB 224.0 million and short-term bank borrowings of RMB 180.0 million.

Business Outlook

NIU expects revenues of the first quarter 2022 to be in the range of RMB 657 million to RMB 712 million, representing a year-over-year increase of 20% to 30%. NIU expects the sales volume for full year 2022 to be in the range of 1.5 million to 1.7 million units, representing a year-over-year increase of 45% to 64%.

The above outlook is based on information available as of the date of this press release and reflects the Company’s current and preliminary expectation, which is subject to change in light of uncertainties and situations related to how COVID-19 develops.

Conference Call

The Company will host an earnings conference call on Monday, March 7,2022 at 8:00 AM U.S. Eastern Time (9:00 PM Beijing/Hong Kong Time) to discuss its fourth quarter and full year 2021 financial and business results and provide a corporate update.

To join via phone, participants need to register in advance of the conference call using the link provided below. Upon registration, participants will receive dial-in numbers, an event passcode, and a unique registrant ID, which will be used to join the conference call.

Event:	Niu Technologies Fourth Quarter and Full Year 2021 Earnings Conference Call
Registration Link:	http://apac.directeventreg.com/registration/event/9290059
Conference ID:	9290059

A live and archived webcast of the conference call will be available on the investor relations website at https://ir.niu.com/news-and-events/webcasts-and-presentations.

A replay of the conference call can be accessed by phone two hours later at the following numbers until March 14, 2022.

United States	+1-855-452-5696
International	+61-281-990-299
Hong Kong	800-963-117
Mainland China	400-602-2065
Conference ID	9290059

About NIU

As the world’s leading provider of smart urban mobility solutions, NIU designs, manufactures and sells high-performance electric motorcycles, mopeds, bicycles and kick-scooters. NIU has a product portfolio consisting of ten series, four e-scooter series, including NQi, MQi and UQi and Gova, two urban commuter electric motorcycles series RQi and TQi , a hybrid motorcycles series YQi, a performance bicycle series NIU Aero, two micro-mobility series, the kick-scooter series, KQi, and the e-bike series, BQi. Different series of products address the needs of different segments of modern urban residents and resolve the demands of different scenarios of urban travel, while being united through a common design language that emphasizes style, freedom and technology. NIU has adopted an omnichannel retail model, integrating the offline and online channels, to offer the products and services. For more information, please visit www.niu.com.

Use of Non-GAAP Financial Measures

To supplement NIU’s consolidated financial results presented in accordance with the accounting principles generally accepted in the United States of America (“GAAP”), NIU uses the following non-GAAP financial measures: adjusted net income and adjusted net income margin. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. NIU believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its operating results. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to NIU’s historical performance. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Adjusted net income is defined as net income excluding share-based compensation expenses. Adjusted net income margin is defined as adjusted net income as a percentage of the revenues.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliation of GAAP and Non-GAAP Results”.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the readers. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB 6.3726 to US$ 1.00, the exchange rate in effect as of December 31, 2021, as set forth in the H.10 Statistical release of the Board of Governors of the Federal Reserve System. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as NIU’s strategic and operational plans, contain forward-looking statements. NIU may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about NIU’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: NIU’s strategies; NIU’s future business development, financial condition and results of operations; NIU’s ability to maintain and enhance its “NIU” brand; its ability to innovate and successfully launch new products and services; its ability to maintain and expand its offline distribution network; its ability to satisfy the mandated safety standards relating to e-scooters; its ability to secure supply of components and raw materials used in e-scooters; its ability to manufacture, launch and sell smart e-scooters meeting customer expectations; its ability to grow collaboration with operation partners; its ability to control costs associated with its operations; general economic and business conditions in China and globally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in NIU’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and NIU does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact:

Niu Technologies

E-mail: ir@niu.com

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	December 31,	December 31,	December 31,
	2020	2021	2021
	RMB	RMB	US$
ASSETS
Current assets
Cash	227,004,137	208,373,759	32,698,390
Term deposits-current	130,498,000	95,635,500	15,007,297
Restricted cash	168,469,077	223,971,197	35,145,968
Short-term investments	745,608,877	773,678,455	121,407,032
Accounts receivable, net	101,320,063	268,557,176	42,142,481
Inventories	142,166,179	269,637,042	42,311,936
Prepayments and other current assets	32,832,088	56,061,263	8,797,236
Total current assets	1,547,898,421	1,895,914,392	297,510,340

Non-current assets
Term deposits-non-current	-	35,939,250	5,639,653
Property, plant and equipment, net	199,045,061	397,215,911	62,331,844
Intangible assets, net	5,607,101	3,668,189	575,619
Operating lease right-of-use assets, net	-	94,201,263	14,782,234
Land use rights, net	48,835,120	-	-
Deferred income tax assets	14,593,376	11,907,344	1,868,522
Other non-current assets	30,830,304	2,367,064	371,444
Total non-current assets	298,910,962	545,299,021	85,569,316

Total assets	1,846,809,383	2,441,213,413	383,079,656

LIABILITIES
Current liabilities
Short-term bank borrowings	180,000,000	180,000,000	28,245,928
Notes payable	-	143,622,874	22,537,563
Accounts payable	395,826,435	538,930,163	84,569,903
Income taxes payable	14,555,094	17,601,525	2,762,063
Advances from customers	40,062,189	17,266,994	2,709,568
Deferred revenue-current	21,155,634	32,757,740	5,140,404
Accrued expenses and other current liabilities	171,657,604	198,904,558	31,212,466
Total current liabilities	823,256,956	1,129,083,854	177,177,895

Deferred revenue-non-current	4,176,458	10,693,692	1,678,074
Deferred income tax liabilities	1,109,479	1,992,388	312,649
Operating lease liabilities-non-current	-	13,921,859	2,184,643
Other non-current liabilities	24,892,246	20,967,430	3,290,247
Total non-current liabilities	30,178,183	47,575,369	7,465,613

Total liabilities	853,435,139	1,176,659,223	184,643,508

SHAREHOLDERS’ EQUITY:
Class A ordinary shares	87,300	89,038	13,972
Class B ordinary shares	11,202	10,316	1,619
Additional paid-in capital	1,801,940,071	1,855,403,759	291,153,338
Accumulated other comprehensive loss	(43,016,027)	(51,121,030)	(8,022,005)
Accumulated deficit	(765,648,302)	(539,827,893)	(84,710,776)
Total shareholders’ equity	993,374,244	1,264,554,190	198,436,148

Total liabilities and shareholders’ equity	1,846,809,383	2,441,213,413	383,079,656

NIU TECHNOLOGIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended December 31,			Year ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Revenues	671,989,578	986,059,243	154,734,213	2,444,328,764	3,704,537,419	581,322,760
Cost of revenues(a)	(502,944,163)	(763,551,340)	(119,817,867)	(1,885,180,256)	(2,891,758,188)	(453,779,962)
Gross profit	169,045,415	222,507,903	34,916,346	559,148,508	812,779,231	127,542,798

Operating expenses:
Selling and marketing expenses(a)	(60,147,102)	(99,766,838)	(15,655,594)	(200,761,383)	(332,007,462)	(52,099,216)
Research and development expenses(a)	(29,723,694)	(45,022,809)	(7,065,061)	(105,335,357)	(135,218,399)	(21,218,717)
General and administrative expenses(a)	(30,078,909)	(43,681,411)	(6,854,567)	(104,858,814)	(141,798,910)	(22,251,343)
Total operating expenses	(119,949,705)	(188,471,058)	(29,575,222)	(410,955,554)	(609,024,771)	(95,569,276)
Government grants	13,239,121	16,269,976	2,553,114	22,441,492	48,726,818	7,646,301
Operating income	62,334,831	50,306,821	7,894,238	170,634,446	252,481,278	39,619,823

Interest expense	(1,770,944)	(1,266,391)	(198,724)	(7,380,833)	(6,167,805)	(967,863)
Interest income	1,714,191	1,538,551	241,432	8,787,309	5,375,969	843,607
Investment income	9,488,916	6,327,170	992,871	17,697,800	21,167,575	3,321,654
Income before income taxes	71,766,994	56,906,151	8,929,817	189,738,722	272,857,017	42,817,221
Income tax expense	(13,571,895)	(9,259,409)	(1,453,003)	(21,086,256)	(47,036,608)	(7,381,070)
Net income	58,195,099	47,646,742	7,476,814	168,652,466	225,820,409	35,436,151

Other comprehensive income (loss)
Foreign currency translation adjustment	(15,473,522)	(7,080,675)	(1,111,112)	(30,137,470)	(9,657,187)	(1,515,423)
Unrealized gain (loss) on available for sale securities, net	(2,709,593)	823,602	129,241	(510,333)	1,552,184	243,572
Comprehensive income	40,011,984	41,389,669	6,494,943	138,004,663	217,715,406	34,164,300
Net income per ordinary share
—Basic	0.38	0.31	0.05	1.12	1.47	0.23
—Diluted	0.36	0.30	0.05	1.07	1.41	0.22
Net income per ADS
—Basic	0.76	0.62	0.10	2.24	2.94	0.46
—Diluted	0.73	0.60	0.09	2.14	2.81	0.44

Weighted average number of ordinary shares and ordinary shares equivalents outstanding used in computing net income per ordinary share
—Basic	152,144,872	154,385,703	154,385,703	150,897,412	153,672,358	153,672,358
—Diluted	159,878,440	159,588,209	159,588,209	157,835,868	160,460,976	160,460,976
Weighted average number of ADS outstanding used in computing net income per ADS
—Basic	76,072,436	77,192,852	77,192,852	75,448,706	76,836,179	76,836,179
—Diluted	79,939,220	79,794,105	79,794,105	78,917,934	80,230,488	80,230,488

Note:
(a) Includes share-based compensation expense as follows:

	Three Months Ended December 31,			Year ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	163,783	256,904	40,314	643,683	846,833	132,887
Selling and marketing expenses	2,671,595	3,973,140	623,472	9,945,473	13,292,632	2,085,904
Research and development expenses	2,849,169	4,586,137	719,665	10,917,637	17,062,024	2,677,404
General and administrative expenses	4,704,964	3,722,178	584,091	18,102,122	16,016,667	2,513,365
Total share-based compensation expense	10,389,511	12,538,359	1,967,542	39,608,915	47,218,156	7,409,560

NIU TECHNOLOGIES

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

	Three Months Ended December 31,			Year ended December 31,
	2020	2021		2020	2021
	RMB	RMB	US$	RMB	RMB	US$
Net Income	58,195,099	47,646,742	7,476,814	168,652,466	225,820,409	35,436,151
Add:
Share-based compensation expense	10,389,511	12,538,359	1,967,542	39,608,915	47,218,156	7,409,560
Adjusted net income	68,584,610	60,185,101	9,444,356	208,261,381	273,038,565	42,845,711